As filed with the Securities and Exchange Commission on May 16, 2012

Registration No. 333-178644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check Appropriate Box or Boxes)

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO. 1

☒ POST-EFFECTIVE AMENDMENT NO. 1

MEDALLION FINANCIAL CORP.

(Exact Name of Registrant as Specified in Charter)

437 Madison Avenue

38th Floor

New York, New York 10022

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 328-2100

Andrew M. Murstein

President

c/o Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, New York 10022

(212) 328-2100

(Name and Address of Agent for Service)

Copies of information to:

Jeffrey Yin, Esq. Chief Compliance Officer and General Counsel Medallion Financial Corp. 437 Madison Avenue, 38th Floor New York, New York 10022 (212) 328-2100	Mario M. Cuomo, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019-6099 (212) 728-8000

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-178644) of Medallion Financial Corp. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”) solely for the purposes of filing an exhibits to the Registration Statement and updating Item 27 of Part C of the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1) Financial Statements

(2) Exhibits

Number	Description

a.1	Restated Medallion Financial Corp. Certificate of Incorporation. Filed as Exhibit 2(a) to our Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

a.2	Amendment to Restated Certificate of Incorporation. Filed as Exhibit 3.1.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (File No. 814-00188) and incorporated by reference herein.

b.	Restated By-Laws. Filed as Exhibit (b) to our Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

c.	Not applicable.

d.1	Instruments defining the rights of holders of securities. See Restated Certificate of Incorporation. Filed as Exhibit 2(a) to our Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

d.2	Instruments defining the rights of holders of securities. See Amendment to Restated Certificate of Incorporation. Filed as Exhibit 3.1.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (File No. 814-00188) and incorporated by reference herein.

Number		Description

d.3		Instruments defining the rights of holders of securities. See Restated By-Laws. Filed as Exhibit (b) to our Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

e.	*	Dividend Reinvestment Plan.

f.		Not applicable.

g.		Not applicable.

h.	*	Underwriting Agreement dated May 16, 2012.

i.1		First Amended and Restated Employment Agreement, between Medallion Financial Corp. and Alvin Murstein dated May 29, 1998. Filed as Exhibit 10.19 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 814-00188) and incorporated by reference herein.

i.2		First Amended and Restated Employment Agreement, between Medallion Financial Corp. and Andrew M. Murstein dated May 29, 1998. Filed as Exhibit 10.20 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 814-00188) and incorporated by reference herein.

i.3		Employment Agreement, between Medallion Financial Corp. and Michael Kowalsky dated August 3, 2006. Filed as Exhibit 10.1 to the Current Report on Form 8-K filed on August 4, 2006 (File No. 814-0018) and incorporated by reference herein.

i.4		Medallion Financial Corp. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 (File No. 814-0018) and incorporated by reference herein.

i.5		Medallion Financial Corp. Amended and Restated 1996 Non-Employee Directors Stock Option Plan. Filed as Exhibit A to our Request Form on Amendment and the Order by the Commission approving the plan as of April 3, 2000 (File No. 812-11800) and incorporated by reference herein.

i.6		2006 Employee Stock Option Plan. Filed as Exhibit II to our definitive proxy statement for our 2006 Annual Meeting of Shareholders filed on April 28, 2006 (File No. 814-0018) and incorporated by reference herein.

i.7		2006 Non-Employee Director Stock Option Plan. Filed as Exhibit I to our definitive proxy statement for our 2006 Annual Meeting of Shareholders filed on April 28, 2006 (File No. 814-00188) and incorporated by reference herein.

i.8		Medallion Funding Corp. 401(k) Savings Plan. Filed as Exhibit (i.2) to our Registration Statement on Form N-2A (File No. 333-1670) and incorporated by reference herein.

i.9		2009 Employee Restricted Stock Plan. Filed as Exhibit I to our definitive proxy statement for our 2010 Annual Meeting of Shareholders filed on April 29, 2010 (File No. 814-0018) and incorporated by reference herein.

j.1		Custodian Agreement, effective July 23, 2003, among Wells Fargo Bank Minnesota, National Association, as custodian, and Medallion Financial Corp., Medallion Funding Corp. and Freshstart Venture Capital Corp. Filed as Exhibit (j1) to our Registration Statement on Form N-2 (File No. 333-178644) on December 20, 2011 and incorporated by reference herein.

j.2		Custodial Agreement, dated as of December 12, 2008, among DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, Taxi Medallion Loan Trust III, Wells Fargo Bank, National Association, and Medallion Funding Corp. Filed as Exhibit (j2) to our Registration Statement on Form N-2 (File No. 333-178644) on December 20, 2011 and incorporated by reference herein.

Number	Description

k.1	Indenture of Lease, dated October 31, 1997, by and between Sage Realty Corporation, as Agent and Landlord, and Medallion Financial Corp., as Tenant. Filed as Exhibit 10.64 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 814-0018) and incorporated by reference herein.

k.2	First Amendment of Lease, dated September 6, 2005, by and between Medallion Financial Corp. and Sage Realty Corporation. Filed as Exhibit 10.1 to the Current Report on Form 8-K filed on September 12, 2005 (File No. 814-0018) and incorporated by reference herein.

k.3	Commitment Letter, dated March 1, 2006, by the Small Business Administration to Medallion Capital, Inc., accepted and agreed to by Medallion Capital, Inc. on March 8, 2006. Filed as Exhibit 4.1 to the Current Report on Form 8-K filed on March 9, 2006 (File No. 000-27812) and incorporated by reference herein.

k.4	Commitment Letter, dated September 20, 2006, by the Small Business Administration to Freshstart Venture Capital Corp., accepted and agreed to by Freshstart Venture Capital Corp. on October 10, 2006. Filed as Exhibit 10.1 to the Current Report on Form 8-K filed on October 11, 2006 (File No. 814-00188) and incorporated by reference herein.

k.5	Commitment Letter, dated September 1, 2010, by the Small Business Administration to Medallion Capital, Inc., accepted and agreed to by Medallion Capital, Inc. on September 7, 2010. Filed as Exhibit 10.2 to the Current Report on Form 8-K filed on September 13, 2010 (File No. 814-00188) and incorporated by reference herein.

k.6	Commitment Letter, dated September 1, 2010, by the Small Business Administration to Freshstart Venture Capital Corp., accepted and agreed to by Freshstart Venture Capital Corp. on September 8, 2010. Filed as Exhibit 10.1 to the Current Report on Form 8-K filed on September 13, 2010
(File No. 814-00188) and incorporated by reference herein.

k.7	Fixed/Floating Rate Junior Subordinated Note, dated June 7, 2007, by Medallion Financial Corp., in favor of Medallion Financing Trust I. Filed as Exhibit 4.1 to the Current Report on Form 8-K filed on June 11, 2007 (File No. 814-00188) and incorporated by reference herein.

k.8	Junior Subordinated Indenture, dated as of June 7, 2007, between Medallion Financing Trust I and Wilmington Trust Company as trustee. Filed as Exhibit 10.1 to the Current Report on Form 8-K filed on June 11, 2007 (File No. 814-00188) and incorporated by reference herein.

k.9	Amended and Restated Trust Agreement, dated as of June 7, 2007, among Medallion Financial Corp. as depositor, Wilmington Trust Company as property trustee and Delaware trustee and the Administrative Trustees named therein. Filed as Exhibit 10.2 to the Current Report on Form 8-K filed on June 11, 2007 (File No. 814-00188) and incorporated by reference herein.

k.10	Purchase Agreement, dated as of June 7, 2007, among Medallion Financial Corp., Medallion Financing Trust I, and Merrill Lynch International. Filed as Exhibit 10.3 to the Current Report on Form 8-K filed on June 11, 2007 (File No. 814-00188) and incorporated by reference herein.

k.11	Loan and Security Agreement, dated as of December 12, 2008, among Taxi Medallion Loan Trust III, Autobahn Funding Company LLC, as Lender, and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, as Agent. Filed as Exhibit 10.1 to the Current Report on Form 8-K filed on December 16, 2008 (File No. 814-00188) and incorporated by reference herein.

k.12	Amendment No. 1 to Loan and Security Agreement, dated as of August 5, 2009, by and among Taxi Medallion Loan Trust III, Autobahn Funding Company LLC, as Lender, and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, as Agent. Filed as Exhibit 10.1 to the Current Report on Form 8-K filed on August 10, 2009 (File No. 814-00188) and incorporated by reference herein.

Number	Description

k.13	Servicing Agreement, dated as of December 12, 2008, by and among Taxi Medallion Loan Trust III, Medallion Funding Corp., and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. Filed as Exhibit 10.2 to the Current Report on Form 8-K filed on December 16, 2008
(File No. 814-00188) and incorporated by reference herein.

k.14	Loan Sale and Contribution Agreement, dated December 12, 2008, by and between Medallion Funding Corp. and Taxi Medallion Loan Trust III. Filed as Exhibit 10.3 to the Current Report on Form 8-K filed on December 16, 2008 (File No. 814-00188) and incorporated by reference herein.

k.15	Amended and Restated Trust Agreement, dated as of December 12, 2008, by and between Medallion Funding Corp. and U.S. Bank Trust, N.A. Filed as Exhibit 10.4 to the Current Report on Form 8-K filed on December 16, 2008 (File No. 814-00188) and incorporated by reference herein.

k.16	Limited Recourse Guaranty, dated as of December 12, 2008, by Medallion Funding Corp., in favor of Autobahn Funding Company LLC, as Lender, and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, as Agent. Filed as Exhibit 10.5 to the Current Report on Form 8-K filed on December 16, 2008 (File No. 814-00188) and incorporated by reference herein.

k.17	Performance Guaranty, dated as of December 12, 2008, by Medallion Financial Corp., in favor of Taxi Medallion Loan Trust III, Autobahn Funding Company LLC, as Lender, and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, as Agent. Filed as Exhibit 10.6 to the Current Report on Form 8-K filed on December 16, 2008 (File No. 814-00188) and incorporated by reference herein.

k.18	Reaffirmation Agreement, dated as of February 26, 2010, by and among Medallion Funding LLC, Taxi Medallion Loan Trust III, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, in its capacity as Agent, and Wells Fargo Bank, National Association. Filed as Exhibit 10.2 to the Current Report on Form 8-K filed on March 5, 2010 (File No. 814-00188) and incorporated by reference herein.

k.19	Amended and Restated Loan and Security Agreement, dated as of March 28, 2011, by and among Medallion Financial Corp., Medallion Funding LLC and Sterling National Bank. Filed as Exhibit 10.1 to the Current Report on Form 8-K filed on April 1, 2011 (File No. 814-00188) and incorporated by reference herein.

k.20	Amended and Restated Unlimited Guaranty, dated March 28, 2011, by Medallion Funding LLC, in favor of Sterling National Bank. Filed as Exhibit 10.2 to the Current Report on Form 8-K filed on April 1, 2011 (File No. 814-00188) and incorporated by reference herein.

k.21	First Amendment to Amended and Restated Loan and Security Agreement, dated September 1, 2011, by and among Medallion Financial Corp., Medallion Funding LLC and Sterling National Bank. Filed as Exhibit 10.1 to the Current Report on Form 8-K filed on September 7, 2011 (File No. 814-00188) and incorporated by reference herein.

l.*	Opinion of Willkie Farr & Gallagher LLP and consent to its use.

m.	Not applicable.

n.1	Consent of WeiserMazars LLP, independent registered public accounting firm.†

n.2	Opinion of WeiserMazars LLP, independent registered public accounting firm, regarding “Senior Securities” table contained herein.†

o.	Not applicable.

p.	Not applicable.

Number	Description

q.	Not applicable.

r.	Code of Ethical Conduct and Insider Trading Policy. Filed as Exhibit (r) to our Registration Statement on Form N-2 (File No. 333-178644) on December 20, 2011 and incorporated by reference herein.

*	Filed herewith.
†	Previously filed

ITEM 26. MARKETING	ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27. OTHER	EXPENSES OF ISSUANCE AND DISTRIBUTION*

Commission registration fee	$11,460
NASDAQ Listing Fee	35,000
FINRA filing fee	10,500
Accounting fees and expenses	150,000
Legal fees and expenses	200,000
Printing and engraving	300,000
Registrar and transfer agent’s fees	5,000
Miscellaneous fees and expenses	88,040

Total	$800,000

*	Estimated for filing purposes.

All of the expenses set forth above shall be borne by us.

ITEM 28. PERSONS	CONTROLLED BY OR UNDER COMMON CONTROL

Name	Percentage of Voting Securities Owned By Us	Jurisdiction of Organization
Medallion Funding LLC(1)	100%	New York
Medallion Capital, Inc.(1)	100%	Minnesota
Freshstart Venture Capital Corp.(1)	100%	New York
Medallion Bank(2)	100%	Utah
Generation Outdoor, Inc.(2)	100%	Delaware
Medallion Hamptons Holding LLC(2)	100%	Delaware
Taxi Medallion Loan Trust III(1)	100%	Delaware
Medallion Servicing Corp.(2)	100%	Delaware
Medallion Sports Media, Inc.(2)	100%	Delaware

(1)	These subsidiaries are included in our Consolidated Financial Statements.
(2)	These subsidiaries are not included in our Consolidated Financial Statements because Securities and Exchange Commission regulations prohibit the consolidation of non-investment companies with investment companies.

ITEM 29. NUMBER	OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of our common stock as of May 15, 2012.

Title of Class	NUMBER OF RECORD HOLDERS
Common stock, $0.01 par value	245

ITEM 30. INDEMNIFICATION

Section 145 of the DGCL grants us the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, no indemnification shall be made in connection with any proceeding brought by or in our right where the person involved is adjudged to be liable to us except to the extent approved by a court. Article TENTH of our certificate of incorporation as currently in effect provides that we shall, to the fullest extent permitted by the DGCL, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in Article TENTH is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of shareholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons. Article TENTH permits the Board of Directors to authorize the grant of indemnification rights to our other employees and agents and such rights may be equivalent to, or greater or less than, those set forth in Article TENTH.

Article V, Section 2 of our by-laws provides that we shall have the power to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by such person in any such capacity.

Pursuant to Section 102(b)(7) of the DGCL, Article NINTH of our certificate of incorporation eliminates a director’s personal liability for monetary damages to us and its shareholders for breaches of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is not then permitted under the DGCL.

Our by-laws and certificate of incorporation provide indemnification to the maximum extent permitted by Delaware law and the 1940 Act.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the Underwriters may be required to make in respect thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Not Applicable.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, pursuant to Section 64 of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	Medallion Financial Corp., 437 Madison Avenue, 38th Floor, New York, New York 10022;

(2)	the transfer agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219; and

(3)	the custodian, Wells Fargo Bank, National Association, 1055 Tenth Avenue S.E., Minneapolis, Minnesota 55414.

ITEM 33. MANAGEMENT SERVICES

Not Applicable.

ITEM 34. UNDERTAKINGS

1. We undertake to suspend the offering of the securities until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2. We undertake:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement.; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

(b) that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

3. We undertake:

(a) that for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 16th day of May, 2012.

MEDALLION FINANCIAL CORP.

By:	/S/ ALVIN MURSTEIN
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/S/ ALVIN MURSTEIN Alvin Murstein	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	May 16, 2012

/S/ LARRY D. HALL Larry D. Hall	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 16, 2012

/S/ ANDREW M. MURSTEIN Andrew M. Murstein	President and Director	May 16, 2012

* Henry L. Aaron	Director	May 16, 2012

* Mario M. Cuomo	Director	May 16, 2012

* Henry D. Jackson	Director	May 16, 2012

* Stanley Kreitman	Director	May 16, 2012

* Frederick A. Menowitz	Director	May 16, 2012

* David L. Rudnick	Director	May 16, 2012

* Lowell P. Weicker, Jr.	Director	May 16, 2012

*By:	/S/ ALVIN MURSTEIN
Alvin Murstein

/S/ ANDREW M. MURSTEIN
Andrew M. Murstein As Attorneys-In-Fact

EXHIBIT INDEX

Number	Description

e.	Dividend Reinvestment Plan.
h.	Underwriting Agreement dated May 16, 2012.
l.	Opinion of Willkie Farr & Gallagher LLP and consent to its use.